SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of December 2012

Homex Development Corp.
(Translation of Registrant's Name Into English)

Boulevard Alfonso Zaragoza Maytorena 2204.
Bonanza 80020. Culiacán, Sinaloa, México.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F _______

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _______ No_______

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-)

investor relation contact investor.relations@homex.com.mx Vania Fueyo Investor Relations Officer +667-758-5838 vfueyo@homex.com.mx

Press Release
HOMEx formalizes the first bridge loan under the shf guarantee program for homebuilding construction.

Culiacán, April 11th, 2013– Desarrolladora Homex, S.A.B. de C.V. (Homex or the Company) [NYSE:HXM, BMV: Homex], has formalized the first bridge loan with ABC Capital under the Sociedad Hipotecaria Federal (SHF) guarantee program. Resources from this loan will be used for working capital purposes in the construction of vertical homes.  It will facilitate the Company’s ability to leverage on the Federal Subsidy program from CONAVI for vertical homes in Mexico. As of December 31, 2012,  55 percent of Homex home production was vertical, and the Company estimates that this percentage will increase to  60 percent as of the end of 2013.

On March  6, 2013, Sociedad Hipotecaria Federal  (SHF) presented the SHF Guarantee Program for Home Construction, as the first measure of an integral strategy of public policies from the Federal Government for the housing industry, under the institutional coordination of the Secretaría de Desarrollo Agrario, Territorial y Urbano (SEDATU). Under this  program, the SHF provides coverage of up to  30 percent of first losses from home construction portfolios. This program was launched in support of the homebuilding industry to facilitate and increase financing to the sector.

“We are very pleased to be the first company in our industry to formalize  a bridge loan under the SHF guarantee program in conjunction with ABC Capital. These federal government programs are very supportive of those of us in the housing industry; while at the same time enabling more Mexican families to enjoy their dreams of acquiring a quality home”. said   Gerardo de Nicolás, Chief Executive Officer of Homex.

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About Homex

Desarrolladora Homex, S.A.B. de C.V. [NYSE: HXM, BMV: HOMEX] is a leading, vertically integrated home- development company focused on affordable entry-level and middle-income housing in Mexico and Brazil.  It is one of the largest Mexican homebuilders based on its revenues and one of the most geographically diverse homebuilders in the country.

Founded in Culiacan, Sinaloa in 1989, Homex continues expanding operations across Mexico and at the same time the Company has replicated its business model at three cities in Brazil.  Homex’ dynamic nature has allowed the Company to identify, respond and adapt to market opportunities, supported by a solid operative and administrative team as well as by an effective and efficient use of its IT and construction systems which has been the cornerstone for its growth.

In 2010, Homex consolidated its Mexico’s operations merging the affordable and middle income segments into the Mexico Division.

In addition, during 2010, the Infrastructure Division was launched, focused on building services contracts with the federal and state government. As a result of this re-organization, today Homex is formed by four divisions: Mexico Division, International Division, Infrastructure Division and Tourism Division.

For additional corporate information, please visit the Company’s web site at: www.homex.com.mx. Additional information for Homex' holders of US Dollar denominated bonds is also available on the Company’s Investor Relations portal at http://www.homex.com.mx/ri/index.htm.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: April 11, 2013	Homex Development Corp. By: /s/ Carlos Moctezuma Name: Carlos Moctezuma Title: Chief Financial Officer By: /s/ Ramon Lafarga Name: Ramon Lafarga Title: Administrative and Accounting Officer